November 27, 2024

Shai Avnit
Chief Financial Officer
Alarum Technologies Ltd.
30 Haarba   a Street
Tel Aviv
6473926 Israel

       Re: Alarum Technologies Ltd.
           Registration Statement on Form F-3
           Filed November 25, 2024
           File No. 333-283429
Dear Shai Avnit:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Oded Har-Even